Exhibit 99.54

FOR IMMEDIATE RELEASE

Monday September 9, 2019

Millennial Esports’ esports data division highlights 41% streaming growth at Vegas Esports Business Summit

●	Tsunami-like surge of esports streaming continues

●	Stream Hatchet leads sector in growth monitoring and analytics

●	Stream Hatchet’s metrics management and analytics becomes vital tool

●	Largest global media and CPG companies make esports a top priority for future marketing spend

LAS VEGAS, NV (September 9, 2019) – — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): Millennial Esports’ live streaming data business Stream Hatchet will highlight the continued dramatic growth of esports video live streaming as a global entertainment platform this week to its growing customer base at the Las Vegas Esports Business Summit.

According to Stream Hatchet’s deep insights, esports live streaming across all platforms including Twitch, YouTube Gaming and Mixer increased by more than 41 percent over the past 12 months – an incredible 746 million more hours watched compared to the previous year.

Stream Hatchet provides these insights for key companies in the esports and gaming space across many facets, including the real-time metrics of the live stream audience and quantifying consumption of content. Stream Hatchet’s enhanced data analytic capabilities help major gaming brands understand deep trends related to their esports audiences.

In addition to its streaming data intelligence, Stream Hatchet – known as the ‘Commscore of esports steaming’ – has confidential agreements with one of the world’s biggest social media sites, a leading research company and even a streaming platform that is buying services related to its own performance.

“We have been working hard behind the scenes within the industry to monitor as many areas of the rapid growth as possible.” Stream Hatchet Founder and CEO Eduard Montserrat said.

“Esports needs data to justify its hype around franchise values, sponsorship dollars, and broadcast deals. Stream Hatchet is leading that charge. Our clients are thrilled with the services we provide, and we’re delighted to list some of the biggest gaming companies in the USA, China, and Europe as our partners.

“Live streaming platforms are still relatively new mediums for advertisers. They typically do not provide measurements that brands are used to and Stream Hatchet is here to decode those metrics for our clients, helping quantify the success of their activations.”

Founded in 2016 by Montserrat and based in Barcelona, Spain; Stream Hatchet now features an international sales and analytics team including a large presence in the US. Members of the Stream Hatchet team attending the Las Vegas event include Jake Phillips, Chief Revenue Officer; and Bobby Baird, Director of Strategic Partnerships.

Starting on September 10, the Esports Business Summit at the MGM Grand Hotel in Las Vegas brings together all sectors of the esports ecosystem for three days of networking, education, and inspiration.

One of the Millennial Esports business unit’s largest appeals to agency clients is its full-service approach to analytics. New Millennial Esports CEO and President Darren Cox has earmarked significant funds to build on this strong organic growth.

“Stream Hatchet is the hidden gem in our Millennial Esports portfolio,” said President and CEO, Darren Cox. “Its value is difficult to establish as they are one of the only companies providing the data they are mining today. Its importance is enough for us to build one of our two pillars of our future around their business.

“Data provision to the esports industry and esports racing are the two focuses going forward. We can see significant upside in revenue in the next 18 months in both spaces.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact

Gavin Davidson

Millennial Esports

gdavidson@millennialesports.com

705.446.6630